Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-146819

MFA MORTGAGE INVESTMENTS, INC. 350 Park Avenue New York, NY 10022 Telephone (212) 207-6400

PRESS RELEASE		FOR IMMEDIATE RELEASE

January 16, 2008		NEW YORK METRO

CONTACT:	MFA Investor Relations	NYSE: MFA
800-892-7547
MFA Mortgage Investments, Inc. Announces
Pricing of Public Offering of Common Stock
MFA Mortgage Investments, Inc. (NYSE: MFA) announced today the pricing of an underwritten public offering of 25,000,000 shares of its common stock, at a price to the public of $9.25 per share, for estimated gross proceeds of approximately $231.3 million. MFA has granted the underwriters a 30-day option to purchase up to an additional 3,750,000 shares of common stock to cover over-allotments, if any. All of the shares are being offered by MFA from its existing shelf registration statement.
The estimated net proceeds to MFA from this offering after the payment of underwriting discounts and commissions and related expenses are expected to be approximately $220.0 million. MFA intends to use substantially all of the net proceeds from this offering to acquire additional high quality MBS, on a leveraged basis, consistent with its investment policy and for working capital, which may include, among other things, the repayment of its repurchase agreements.
MFA expects to close the transaction on or about Wednesday, January 23, 2008, subject to the satisfaction of customary closing conditions.
UBS Investment Bank, Bear, Stearns & Co. Inc., Deutsche Bank Securities and Morgan Stanley are acting as joint book-running managers for the offering, with Cantor Fitzgerald & Co., Friedman Billings Ramsey, JMP Securities and RBC Capital Markets acting as co-managers. Information about the offering is available in the prospectus supplement and the accompanying prospectus for the offering filed with the Securities and Exchange Commission. Copies of the prospectus supplement and the accompanying prospectus may be obtained from: UBS Investment Bank, Prospectus Department, 299 Park Avenue, New York, NY 10171 (telephone number: 888-827-7275); Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, NY 10179, Attention: Prospectus Department (telephone number: 631-274-8321); Deutsche Bank Securities Inc., Harborside Financial Center, 100 Plaza One, Jersey City, NJ 07311-3988, or by telephone toll free at 1-800-503-4611, or by email at propectusrequest@list.db.com, or from a Deutsche Bank Securities Sales Representative; and/or Morgan Stanley & Co. Incorporated, 180 Varick Street, New York, NY 10014, Attention: Prospectus Department or by e-mailing prospectus@morganstanley.com.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy shares of common stock, nor shall there be any sale of shares of common stock in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About MFA
MFA is a real estate investment trust (REIT) primarily engaged in the business of investment, on a leveraged basis, in a portfolio of high-quality hybrid and adjustable-rate mortgage-backed securities.
When used in this press release or other written or oral communications, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” and similar expressions, are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, may involve known and unknown risks, uncertainties and assumptions. These forward-looking statements are subject to various risks and uncertainties, including, but not limited to, those relating to: changes in interest rates and the market value of MFA’s MBS; changes in the prepayment rates on the mortgage loans securing MFA’s MBS; MFA’s ability to use borrowings to finance its assets; changes in government regulations affecting MFA’s business; MFA’s ability to maintain its qualification as a REIT for federal income tax purposes; and risks associated with investing in real estate assets, including changes in business conditions and the general economy. These and other risks, uncertainties and factors, including those described in reports that MFA files from time to time with the SEC, could cause MFA’s actual results to differ materially from those projected in any forward-looking statements it makes. All forward-looking statements speak only as of the date they are made and MFA does not undertake, and specifically disclaims, any obligation to update or revise any forward-looking statements to reflect events or circumstances occurring after the date of such statements.
The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement dated January 14, 2008) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from UBS Investment Bank, Prospectus Department, by calling toll-free 888-827-7275; Bear, Stearns & Co. Inc., by calling telephone number 631-274-8321; Deutsche Bank Securities Inc., by calling toll-free 1-800-503-4611, or from a Deutsche Bank Securities Sales Representative; and/or Morgan Stanley & Co. Incorporated, by e-mailing prospectus@morganstanley.com.